Aquila Investment Management LLC
120 West 45th Street, suite 3600
New York, NY  10036






June 6, 2013




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549


RE:	The Cascades Trust
	Annual Report on Form N-CSR
	(33 Act No. 33-4382; 40 Act No. 811-4626)




Ladies and Gentlemen:

       On behalf of The Cascades Trust, a Massachusetts business trust (the 'Trust'), we are hereby filing on behalf of the Trust's sole portfolio, Aquila Tax-Free Trust of Oregon, the March 31, 2014 Annual Report on Form N-CSR under Section 30 of the Investment Company Act of 1940 and Sections 13 and
15(d) of the Securities Exchange Act of 1934.


	Please call the undersigned at (917) 209-5080 with any comments or questions relating to the filing.



Sincerely,

/s/ Randall S. Fillmore
-----------------------

Randall S. Fillmore
Chief Compliance Officer